09041402

ES
GE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

JUL 23 2009

DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 53339

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harbor Funds Distributors, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 S. Wacker Drive, 34th Floor
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Mierwinski 312-443-4475
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 S. Wacker Dr.	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David G. Van Hooser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harbor Funds Distributors, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
JODIE L CROTTEAU
Notary Public - State of Illinois
My Commission Expires Sep 27, 2011

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harbor Funds Distributors, Inc.

Financial Statements and Other Financial Information

Year Ended December 31, 2008

Contents

0901-1017342

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Harbor Funds Distributors, Inc.

We have audited the accompanying statement of financial condition of Harbor Funds Distributors, Inc. (the Company) (a wholly owned subsidiary of Harbor Capital Advisors, Inc.) as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harbor Funds Distributors, Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The other financial information listed in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

Chicago, Illinois
February 20, 2009

0901-1017342

Harbor Funds Distributors, Inc.

Statement of Financial Condition

December 31, 2008

Assets	
Cash and cash equivalents	$ 4,351,575
Accounts receivable	785,607
State income tax receivable	31,544
Prepaid expenses and other assets	121,331
Deferred tax asset	12,000
Total assets	$ 5,302,057
Liabilities and stockholder's equity	
Liabilities:	
Due to related party	$ 259,698
Accrued 12b-1 fees	1,041,570
Federal income taxes payable	409,538
Total liabilities	1,710,806
Stockholder's equity:	
Common stock, no par value; 1,000 shares authorized, issued, and outstanding	10
Additional paid-in capital	2,657,591
Retained earnings	933,650
Total stockholder's equity	3,591,251
Total liabilities and stockholder's equity	$ 5,302,057

See accompanying notes.

Harbor Funds Distributors, Inc.

Statement of Income

Year Ended December 31, 2008

Revenues	
Fees – 12b-1	$ 11,828,735
Dividend income	114,547
Total revenues	11,943,282
Expenses	
Fees – 12b-1	11,331,367
Other	232,578
Total expenses	11,563,945
Income before provision for income taxes	379,337
Provision for income taxes – current	166,000
Provision for income taxes – deferred	(12,000)
Total provision for income taxes	154,000
Net income	$ 225,337

See accompanying notes.

Harbor Funds Distributors, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2007	$ 10	$2,657,591	$ 708,313	$ 3,365,914
Net income	–	–	225,337	225,337
Balance at December 31, 2008	$ 10	$2,657,591	$ 933,650	$ 3,591,251

See accompanying notes.

Harbor Funds Distributors, Inc.

Statement of Cash Flows

Year Ended December 31, 2008

Operating activities	
Net income	$ 225,337
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred income taxes	(12,000)
Changes in operating assets and liabilities:	
Accounts receivable	179,238
State income taxes receivable	(13,086)
Prepaid expenses and other assets	(49,637)
Due to related party	161,503
Accrued 12b-1 fees	90,705
Income taxes payable	60,000
Net cash provided by operating activities	642,060
Cash and cash equivalents at beginning of the year	3,709,515
Cash and cash equivalents at end of the year	$ 4,351,575

See accompanying notes.

1. Summary of Significant Accounting Policies

Organization

Harbor Funds Distributors, Inc. (the Company) is a wholly owned subsidiary of Harbor Capital Advisors, Inc. (Harbor). The Company is a registered broker-dealer with the Securities and Exchange Commission and serves as the principal distributor of certain mutual funds where Harbor serves as the investment advisor.

Cash Equivalents

The Company considers all short-term investments with a maturity of three months or less at the date of purchase and investments in money market mutual funds to be cash equivalents. Money market mutual funds are carried at market value based on the net asset value per share of the fund.

Revenues and Expenses

12b-1 fees are received from various mutual funds to cover allowable sales and marketing expenses for those funds. These fees vary in relation to the amount of assets in the related funds. 12b-1 fee revenue is recognized in the period in which the service is rendered. Dividend income is recorded when earned on money market fund investments.

A portion of the 12b-1 fees received from the mutual funds are paid to third-party broker-dealers who provide subaccounting and record-keeping services to Harbor Funds shareholders on behalf of the Company. Payments to third-party broker-dealers are subject to contractual rates agreed to by the Company and the third party. Such expenses are recognized when incurred.

Income Taxes

The consolidated results of Harbor, including those of the Company, are included in the consolidated federal income tax return of Robeco U.S. Holdings, Inc. (RUSHI), the parent of Harbor, along with certain other direct subsidiaries of RUSHI. Harbor and RUSHI have entered into a tax-sharing agreement whereby Harbor recognizes tax expense based on the contribution of Harbor to the consolidated taxable income or loss of RUSHI. To the extent RUSHI is required to make current tax payments, Harbor is required to pay RUSHI for its proportionate share of such payments. To the extent taxable losses from other members of the consolidated group offset taxable income of Harbor, Harbor is required to pay RUSHI for the benefit of those losses when the member who contributed such losses could have utilized them for their own benefit.

1. Summary of Significant Accounting Policies (continued)

Conversely, if Harbor generates taxable losses that reduce the taxable income of the consolidated group, it can reduce its future payments to RUSHI to the extent those losses could have been utilized to offset future taxable income of Harbor. The current provision for income taxes of the Company was determined based on its contribution to taxable income or loss.

The state income taxes are generally filed by the Company on a stand-alone basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Actual results could differ from those estimates, including accrued 12b-1 fees, at which time the Company revises its estimates accordingly.

2. Related Parties

At December 31, 2008, cash and cash equivalents included $4,321,000 invested in the Harbor Money Market Fund for which Harbor is the investment advisor. Dividend income in the accompanying statement of income represents the earnings on these money market fund investments.

The Company has entered into an expense sharing agreement with Harbor. The agreement calls for the Company to pay direct expenditures (regulatory filing fees, professional fees, insurance, memberships, etc.) related to the Company. Operating expenditures (postage, telephone, photocopy, salaries of employees of Harbor who at any time perform work for the Company, etc.) of the Company are paid by Harbor. Harbor is liable for all such expense amounts paid for by Harbor, and such expenses will not be apportioned back to the Company at any time. Operating expenditures paid and recognized by Harbor on behalf of the Company totaled $7,603,000 for the year ended December 31, 2008. Such expenses are not reflected in the accompanying financial statements.

3. Net Capital Requirements

The Company is subject to the net capital rules of the Securities and Exchange Commission (SEC) and the states in which it conducts business. These rules prohibit a broker-dealer from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds fifteen times its "net capital," as those terms are defined by the rules. At December 31, 2008, under the most restrictive of these rules, the Company's required net capital was approximately $114,000 resulting in the Company having excess capital of approximately $2,440,000. At December 31, 2008, the Company's ratio of aggregate indebtedness to net capital was 0.67 to 1.

Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC net capital rules.

4. Income Taxes

The difference between the provision for income taxes for the year ended December 31, 2008, and the amount computed at the federal statutory rate primarily relates to state and local income taxes (net of federal benefit). The deferred tax asset of $12,000 primarily relates to accrued professional fees.

5. Recent Accounting Pronouncement

Accounting for Income Taxes

On July 13, 2006, the FASB released FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* (FIN 48). FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation, and disclosure of income tax uncertainties with respect to positions taken, or expected to be taken, in income tax returns. On December 30, 2008, the FASB issued FSP FIN 48-3, deferring the effective date of FIN 48 for eligible nonpublic enterprises and to require those enterprises to adopt FIN 48 for annual periods beginning after December 15, 2008. All nonpublic enterprises are eligible for this deferral provided the nonpublic enterprise (a) has not issued a full set of annual financial statements incorporating the recognition, measurement, and disclosure requirements of FIN 48 and (b) is not a subsidiary of a public enterprise. The Company has elected to use this deferral and will defer adoption of FIN 48. The cumulative effect, if any, of applying FIN 48 will be recorded as an adjustment to the beginning balance of retained earnings. The adoption of FIN 48 is not expected to have a material impact on the Company's financial condition and results of operations.

Other Financial Information

Harbor Funds Distributors, Inc.

December 31, 2008

Computation of Net Capital

1.	Total ownership equity from statement of financial condition			3,591,251 [3480]
2.	Deduct ownership equity not allowable for net capital			0 [3490]
3.	Total ownership equity qualified for net capital			3,591,251 [3500]
4.	Add:			
A.	**Liabilities subordinated to claims of general creditors allowable in computation of net capital**			0 [3520]
B.	**Other (deductions) or allowable credits (list)**			
	[3525A]		[3525B]	
	[3525C]		[3525D]	
	[3525E]		[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			3,591,251 [3530]
6.	Deductions and/or charges:			
A.	**Total nonallowable assets from statement of financial condition (Notes B and C)**		950,482[(A)] [3540]	
B.	**Secured demand note deficiency**		[3590]	
C.	**Commodity futures contracts and spot commodities – proprietary capital charges**		[3600]	
D.	**Other deductions and/or charges**		[3610]	-950,482 [3620]
7.	Other additions and/or credits (list)			
	[3630A]		[3630B]	
	[3630C]		[3630D]	
	[3630E]		[3630F]	0 [3630]

(A) Nonallowable assets:

Accounts receivable	$ 785,607
State income tax receivable	31,544
Prepaid expenses and other assets	121,331
Deferred tax asset	12,000
	$ 950,482

Harbor Funds Distributors, Inc.

December 31, 2008

Computation of Net Capital (continued)

8.	Net capital before haircuts on securities positions			2,640,769 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
A.	**Contractual securities commitments**		[3660]	
B.	**Subordinated securities borrowings**		[3670]	
C.	**Trading and investment securities:**			
1.	**Exempted securities**		[3735]	
2.	**Debt securities**		[3733]	
3.	**Options**		[3730]	
4.	**Other securities**		[3734]	
D.	**Undue concentration**		[3650]	
E.	**Other (list)**			
	2% on money market accounts	[3736A]	86,420 [3736B]	
		[3736C]	[3736D]	
		[3736E]	[3736F]	
			86,420 [3736]	-86,420 [3740]
10.	Net capital			2,554,349 [3750]

0901-1017342

Harbor Funds Distributors, Inc.

December 31, 2008

Computation of Basic Net Capital Requirement

Part A

11.	Minimum net capital required (6-2/3% of line 19)	114,053 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	25,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	114,053 [3760]
14.	Excess net capital (line 10 less 13)	2,440,296 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	2,383,268 [3780]

Computation of Aggregate Indebtedness

16.	Total A.I. liabilities from statement of financial condition (total liabilities)			1,710,806 [3790]
17.	Add:			
A.	**Drafts for immediate credit**		[3800]	
B.	**Market value of securities borrowed for which no equivalent value is paid or credited**		[3810]	
C.	**Other unrecorded amounts (list)**			
		[3820A]	[3820B]	
		[3820C]	[3820D]	
		[3820E]	[3820F]	0 [3830]
19.	Total aggregate indebtedness			1,710,806 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19/line 10)			% 67 [3850]

Other Ratios

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

There are no material differences between the computation of net capital included in this report and the computation included in the Company's unaudited FOCUS filing as of December 31, 2008.

Harbor Funds Distributors, Inc.

December 31, 2008

Exemptive Provisions Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A.(k) **(1)—Limited business (mutual funds and/or variable annuities only)** ☒ [4550]

B.(k) **(2)(i)—"Special Account for the Exclusive Benefit of customers" maintained** ☐ [4560]

C.(k) **(2)(ii)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)** ☐ [4570]

Clearing Firm SEC #s	Name	Product Code
8-____ [4335A]	____ [4335A2]	____ [4335B]
8-____ [4335C]	____ [4335C2]	____ [4335D]
8-____ [4335E]	____ [4335E2]	____ [4335F]
8-____ [4335G]	____ [4335G2]	____ [4335H]
8-____ [4335I]	____ [4335I2]	____ [4335J]

D.(k) **(3)—Exempted by order of the Commission** ☐ [4580]

Supplementary Report

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors and Stockholder
Harbor Funds Distributors, Inc.

In planning and performing our audit of the financial statements of Harbor Funds Distributors, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Chicago, Illinois
February 20, 2009